United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	30

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Reconstruction of the Bridge at Alberto Flores Avenue in Brumadinho, MG Vale Eduardo Bartolomeo Bank of America Merrill Lynch Global Metals, Mining & Steel Conference May 14th, 2019

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the Brazilian Comissão MarchésFinanciers U.S. Securities and Exchange de Valores Mobiliários (CVM), (AMF)andinparticularthe Commission (SEC), the the French Autorité des factorsdiscussedunder “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

Priorities

4 We will write a new chapter in our history based of the following priorities • Personal Safety • Communities • Comprehensive • Process Safety • Employees • Agile Reparation People Safety

Reparation

6 Action has been taken since first hour after the dam rupture in humanitarian emergency aid. Relief and reparation followed • US$ 76 million in donations¹ to communities • US$ 13 million in donations¹ to Fire Department, Civil Defense and Police Force of Minas Gerais Provision¹ of US$ 2.3 billion for agreements • ¹ As recorded in 1Q19 Earnings Results

7 We are taking actions to reduce the environmental impact on the Paraopeba river • 65 monitoring points and daily analysis of water and sediments +1,000,000 samples analyzed  • Investments in water treatment stations to restrain environmental impact and reestablish community water supply Tailings have not reached the São Francisco River

8 We will not rest until every damage from Brumadinho is repaired or compensated for • Directly reporting to the CEO • Over 400 staff allocated to the structure From emergency to permanent recovery • • Actions of recovery to be carried out in Brumadinho and along the Paraopeba river Availability of resources to enable all reparation and compensation efforts to be effectively carried out Special Director for Recovery

Safety

10 We are already operating under stricter safety standards, but we have a long way to go Decommissioning • Provision of US$ 1.9 bi for decommissioning of remaining upstream dams Dam Safety • • • Revaluation under higher safety standards Evacuation of upstream dams areas Dam safe review for 99 structures People & Management • 65 new employees to support dam monitoring • Revision of geotechnical structure and processes by international consultancy New Technologies • • • Geotechnical Monitoring Center Radar monitoring Satellite technology

Strengthening our Strategy

12 Beyond repairing – building something better NEW STRATEGIC PILLARS Vale Day 2018 New pillars • Safety and operational excellence To transform the way we operate in regards to three interconnected themes: (i) safety and risk management, (ii) assets management, and (iii) organization, processes and culture (VPS) • To positively impact society, going beyond taxes, social projects and reparation in Brumadinho, becoming a development enabler in the areas we operate and fostering a safer and more sustainable Brazilian mining industry New pact with society • Base Metals Transformation To keep on track with the transformation of the Base Metals business unit, applying best practices throughout all its operations • Discipline in capital allocation To keep focus on value creation and safety of assets, investing in the sustainability of production and in the protection/increase of margins Maximize flight to quality in Iron Ore • To leverage our strengths in Vale’s world-class reserves, assets and logistics to maximize the value in our premium portfolio of products

13 Beyond repairing – building something better NEW STRATEGIC PILLARS Vale Day 2018 New pillars • Safety and operational excellence To transform the way we operate in regards to three interconnected themes: (i) safety and risk management, (ii) assets management, and (iii) organization, processes and culture (VPS) • To positively impact society, going beyond taxes, social projects and reparation in Brumadinho, becoming a development enabler in the areas we operate and fostering a safer and more sustainable Brazilian mining industry New pact with society • Base Metals Transformation To keep on track with the transformation of the Base Metals business unit, applying best practices throughout all its operations • Discipline in capital allocation To keep focus on value creation and safety of assets, investing in the sustainability of production and in the protection/increase of margins Maximize flight to quality in Iron Ore • To leverage our strengths in Vale’s world-class reserves, assets and logistics to maximize the value in our premium portfolio of products

14 Safety and operational excellence are key elements throughout the organization Safety and Operational Excellence Area reporting to the CEO Business areas and functional units and safety in operations excellence guidelines ¹ Vale Production System •Responsible for management •Comply with operational •Asset risk management report and whistleblowing •Ensure technical expertise within the operational teams •Mandatory VPS¹ •Define technical parameters •Support use of risk and asset management models and standards by operational areas •Focus on standards and procedures •Audit with independence and transparency

15 Vale Production System enables safe, secure and environmentally responsible operations and assets integrity Railroad Ocurrences (#Accidents / Millions rolled KM of trains) EFVM¹ Class 1² 5.8 1.5 2.2 0.6 2018 2006 2009 2012 2015 ¹ Estrada de Ferro Vitória Minas 2 Average of class 1 railroads in Canada and USA

16 Beyond repairing – building something better NEW STRATEGIC PILLARS Vale Day 2018 New pillars • Safety and operational excellence To transform the way we operate in regards to three interconnected themes: (i) safety and risk management, (ii) assets management, and (iii) organization, processes and culture (VPS) • To positively impact society, going beyond taxes, social projects and reparation in Brumadinho, becoming a development enabler in the areas we operate and fostering a safer and more sustainable Brazilian mining industry New pact with society • Base Metals Transformation To keep on track with the transformation of the Base Metals business unit, applying best practices throughout all its operations • Discipline in capital allocation To keep focus on value creation and safety of assets, investing in the sustainability of production and in the protection/increase of margins Maximize flight to quality in Iron Ore • To leverage our strengths in Vale’s world-class reserves, assets and logistics to maximize the value in our premium portfolio of products

17 A new pact with society will define the core of our values and priorities • Positively impact society, going beyond taxes, social projects and reparation in Brumadinho • Deliver a new value proposition by acting as a major force for generating wealth to communities by fostering sustainable development at the local territory • Work to take the Brazilian mining regulation beyond current standards and practices Vale cannot and must not forget Brumadinho

18 Beyond repairing – building something better NEW STRATEGIC PILLARS Vale Day 2018 New pillars • Safety and operational excellence To transform the way we operate in regards to three interconnected themes: (i) safety and risk management, (ii) assets management, and (iii) organization, processes and culture (VPS) • To positively impact society, going beyond taxes, social projects and reparation in Brumadinho, becoming a development enabler in the areas we operate and fostering a safer and more sustainable Brazilian mining industry New pact with society • Base Metals Transformation To keep on track with the transformation of the Base Metals business unit, applying best practices throughout all its operations • Discipline in capital allocation To keep focus on value creation and safety of assets, investing in the sustainability of production and in the protection/increase of margins Maximize flight to quality in Iron Ore • To leverage our strengths in Vale’s world-class reserves, assets and logistics to maximize the value in our premium portfolio of products

19 The Base Metals transformation will deliver a robust, predictable and cash-generating operation Nickel turnaround based on three pillars • Increase in operational stability Supply Chain Integration • Improvements in underground mine performance Operational Excellence – Vale Production System (VPS) • Cost reduction • VNC Stabilization Digital Transformation

20 Beyond repairing – building something better NEW STRATEGIC PILLARS Vale Day 2018 New pillars • Safety and operational excellence To transform the way we operate in regards to three interconnected themes: (i) safety and risk management, (ii) assets management, and (iii) organization, processes and culture (VPS) • To positively impact society, going beyond taxes, social projects and reparation in Brumadinho, becoming a development enabler in the areas we operate and fostering a safer and more sustainable Brazilian mining industry New pact with society • Base Metals Transformation To keep on track with the transformation of the Base Metals business unit, applying best practices throughout all its operations • Discipline in capital allocation To keep focus on value creation and safety of assets, investing in the sustainability of production and in the protection/increase of margins Maximize flight to quality in Iron Ore • To leverage our strengths in Vale’s world-class reserves, assets and logistics to maximize the value in our premium portfolio of products

21 We will keep allocating capital in a disciplined way • Our focus is on value creation and safety of assets Capital will be employed in the sustainability of production and in the protection/increase of margins • Vale operations global presence We are revisiting our portfolio of operations and assets based on a framework of risk and return

22 Beyond repairing – building something better NEW STRATEGIC PILLARS Vale Day 2018 New pillars • Safety and operational excellence To transform the way we operate in regards to three interconnected themes: (i) safety and risk management, (ii) assets management, and (iii) organization, processes and culture (VPS) • To positively impact society, going beyond taxes, social projects and reparation in Brumadinho, becoming a development enabler in the areas we operate and fostering a safer and more sustainable Brazilian mining industry New pact with society • Base Metals Transformation To keep on track with the transformation of the Base Metals business unit, applying best practices throughout all its operations • Discipline in capital allocation To keep focus on value creation and safety of assets, investing in the sustainability of production and in the protection/increase of margins Maximize flight to quality in Iron Ore • To leverage our strengths in Vale’s world-class reserves, assets and logistics to maximize the value in our premium portfolio of products

23 We are considering to increase Carajás Serra Sul to 150 Mt Mt BENEFITS 150 Increase our strength in dry-processing and reduce the use of tailing dams 90 Increase operational and logistic flexibility in premium products 75 Production of pellet feed in Brazil to supply pellets to the local steel industry S11D, 2019 S11D, 2020 Serra Sul, Beyond 2020 Expansion of S11D to 100 Mt and Northern System logistics to 240 Mt as announced in the Vale Day 2018 Preferred supplier of low emission metallics products to China, Europe and US, enabling significant decrease in CO2 emissions on global steel industry

24 And developing the associated railroad and port infrastructure Debottlenecking of the Ponta da Madeira Port through a new port in Vila do Conde, Pará Total length of 400 km Enable business opportunities and positive legacy to local development in the state of Pará

Challenges

26 Our challenges ahead Rebirth of Brumadinho • Brumadinho sustainable development 1 Cultural transformation • Safety becomes an “obsession” with our risk perception and safety culture evolved into an interdependent mindset • Sustainability entrenched in local operations and Vale perceived as a development agent Lean portfolio • Optimization of risk and growth factors 2 3 Recognition from society • Support to our license to operate 4 The safest and, therefore, most reliable mining company in the world

Safetythatbringsreliability

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 14, 2019		Director of Investor Relations

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